UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

WW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98262P101

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue de la Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Artal Luxembourg S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Artal International S.C.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Artal International Management S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Artal Group S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Westend S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 98262P101

(1)	NAMES OF REPORTING PERSONS. Mr. Amaury Wittouck
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,818,300 (See item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 14,818,300 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,818,300 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (See Item 5)
(14)	TYPE OF REPORTING PERSON IN

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”) and Artal International Management S.A. (“Artal International Management”) (collectively, the “Initial Reporting Persons”), Artal Group S.A., Artal International S.C.A., Artal Luxembourg S.A. and Mr. Amaury Wittouck (together with the Initial Reporting Persons, the “Reporting Persons”), hereby amend, as set forth below, the Statement on Schedule 13D filed by the Initial Reporting Persons with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012, Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on April 11, 2012, Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2013, Amendment No. 10 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2014, Amendment No. 11 to Schedule 13D filed by all of the Reporting Persons with the Securities and Exchange Commission on October 21, 2015, Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2018, and Amendment No. 13 to Schedule 13D filed with the Securities and Exchange Commission on August 16, 2018 (as so amended, the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of WW International, Inc., a Virginia corporation (the “Company” or “WWI”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This statement relates to shares of common stock, no par value (the “Common Stock”), of WW International, Inc. (f/k/a Weight Watchers International, Inc.), a Virginia Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 675 Avenue of the Americas, 6th Floor, New York, New York 10010.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Artal Luxembourg S.A., a Luxembourg société anonyme, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Amaury Wittouck, a citizen of Belgium (collectively, the “Reporting Persons”).

The address of the principal place of business and principal office of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend and Mr. Amaury Wittouck is 44, Rue de la Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.

Artal Luxembourg S.A., a subsidiary of Artal International S.C.A. is principally engaged in the business of investing in securities. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Amaury Wittouck is the sole member of the board of the Stichting. His principal present occupation is serving as director of Artal Group S.A.

The directors of Artal Luxembourg S.A. are Mr. Pierre Claudel and Mr. Bernard Darimont; the managing directors of Artal Luxembourg S.A. are Mr. Raymond Debbane and Mrs. Anne Goffard. The directors of Artal International Management S.A. are Mr. Pierre Claudel and Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mr. Raymond Debbane and Mrs. Anne Goffard, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mr. Debbane is a citizen of Panama, and his present principal occupation is as the president of The Invus Group, LLC and chief executive officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of Lexicon Pharmaceuticals, Inc. and Chairman of the board of directors of the Company. His business address is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane (Managing Director), Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns and Mr. Amaury Wittouck. Mr. Eric Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Amaury Wittouck is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director) and Mr. Pierre Ahlborn. The information for Mrs. Goffard and Mr. Ahlborn is provided above.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in this Item 2 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

Effective as of January 11, 2021, Mr. Pascal Minne resigned as the sole member of the board of the Stichting, and Mr. Amaury Wittouck was appointed as the sole member of the board of the Stichting.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 14 to Schedule 13D is incorporated herein by reference.

As of January 11, 2021, Artal Luxembourg S.A. is the record owner of 14,818,300 shares of Common Stock, or approximately 21.8% of the Common Stock outstanding (based on 68,093,574 shares of Common Stock issued and outstanding as of October 22, 2020, as disclosed in the Quarterly Report on Form 10-Q filed by the Company on October 29, 2020). Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A. (together with Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management S.A., the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the board is Mr. Amaury Wittouck. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Exchange Act, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

To the best knowledge of the Reporting Persons, except for Messrs. Debbane and Amaury Wittouck, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of January 11, 2021, Mr. Debbane beneficially owned 38,986 shares of Common Stock and maintained the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. Certain of such shares of Common Stock are subject to transfer restrictions until Mr. Debbane no longer serves on the Board of Directors of the Company. Mr. Amaury Wittouck disclaims beneficial ownership of all of the shares of Common Stock reported on this Statement.

(c) Except as set forth below or as otherwise described in the Statement, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days. On January 4, 2021, Mr. Debbane received a grant of 724 shares of restricted Common Stock as compensation for his service as a member of the Board of Directors of the Company.

Item 5(e) of the Statement is each hereby amended and restated in its entirety as follows:

As of January 11, 2021, Mr. Pascal Minne was no longer the sole member of the Board of the Stichting and ceased to be a Reporting Person on the Statement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

15.	Joint Filing Agreement, dated January 21, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.
By: Artal International Management S.A, as its Managing Partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

AMAURY WITTOUCK

By:	/s/ Amaury Wittouck

Dated:	January 21, 2021